October 26, 2011
Chief Accountant’s Office
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:   Mr. Terence O’Brien, Chief
                   Mr. Alfred Pavot

Re:	Asia Pacific Wire & Cable Corporation Limited (the “Company”) File No. 333-153796
Dear Sirs:
We write on behalf of the Company in connection with its response letter dated as of today’s date (the “Response Letter”) and submitted herewith in response to the letter of the Commission dated October 20, 2011 providing certain comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”).
We wish to confirm the Company’s understanding that the draft disclosure language provided in paragraph 4 of the Response Letter is for illustrative purposes, in response to the Staff’s request for sample disclosure, in connection with future filings to be made by the Company. The Company wishes to confirm that in its future filings it shall provide disclosure, when relevant, that addresses the methodology employed to calculate DSO, and whether the amounts used, in this case with respect to accounts receivable, are based upon net or gross amounts.
We wish to clarify also that references in the Response Letter to page F-4 or any other F-denominated pages refer to the financial statement pages set forth in the audit report of the Company that forms part of the 2010 Form 20-F.
Please do not hesitate to contact the undersigned if you have any questions with regard to the foregoing or the Response Letter. Thank you for your attention to this matter.
Very truly yours,
Michael J. Hagan
cc: Mr. Frank Tseng, Chief Financial Officer

Michael.Hagan@ThompsonHine.com Fax: 212.344.6101 Phone: 212.908.3916	MH:cl 210611.1

Asia Pacific Wire & Cable Corp Ltd Quoted on the New York OTC Bulletin Board 7/FI. B, No. 132, Sec. 3, Min-Sheng East Road, Taipei, 105, Taiwan Tel: 886(2) 2712 2558 Fax: 886(2) 2712 3557
October 26, 2011
By Email: (PavotA@SEC.GOV), and U.S. Mail
By Edgar
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asia Pacific Wire & Cable Corporation Limited (the “Company”) File No. 333-153796
Dear Mr. O’Brien:
This letter is in reply to your letter of October 20, 2011, which commented on the Form 20-F filed by the Company for the fiscal year ended December 31, 2010. Please find our responses below. Our paragraph numbering corresponds to the paragraph numbers in your October 20, 2011 letter.
1. Duly noted and the Company wishes to confirm that it shall comply with this comment.
2. Duly noted and the Company wishes to confirm that it shall apply with this comment.
3. In calculating the DSO data on page 55, we used gross accounts receivable as the basis for our results, while on page 48 we used net accounts receivable, by which we mean net of estimated allowance for doubtful accounts. While gross accounts receivable increased by 37% in 2010, net accounts receivable only increased by 21%. As the annual and 4th quarter sales increased by 30% and 6%, respectively, the DSO based on net accounts receivable accordingly decreased. In future, we will conform our methodologies to avoid confusion.
4. We will expand disclosure in future filings to address whether an increase in accounts receivable, if one then exists, has been impacted by an increase in the aging of our receivables portfolio and/or changes in our revenue recognition policies. We would propose the following draft disclosure pertaining to our 2010 financial statements: “The gross accounts receivable at the end of fiscal year 2010 increased by 37% when compared with 2009. However, the DSO, when calculated using net accounts receivable, increased by only 21%. In addition, our DSO is calculated using average accounts receivable across the reporting period. That is, we take the A/R amount at the beginning of the year and the A/R amount at the end of the year and divide the sum of those two amounts by 2. We believe that this approach makes most sense. As annual

Terence O’Brien
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 26, 2011

and fourth quarter sales increased by 30% and 6%. respectively, the DSO in 2010 actually decreased from 2009 and the increase in accounts receivables is attributable to increased sales. The aging of our accounts receivable portfolio remained comparable with that of 2009 and there were no changes with regard to revenue recognition policies.” For your reference, we attach a spreadsheet which we believe may be helpful in conveying the Company’s determinations on this point.
5. Duly noted and the Company wishes to confirm that it shall comply with this comment.
6. As the Staff is aware, the Company’s reporting currency is U.S. dollars. Each of the Company’s operating subsidiaries generates revenues in the local currency of the jurisdiction in which it operates and similarly incurs most of its expenditures in that local currency, and the functional currency of each such subsidiary is its local currency. For consolidation purposes, the Company translates the balance sheets of the subsidiaries using the prevailing exchange rates as of balance sheet date as specified in ASC 830. Differences arising from the process of translating each operating subsidiary’s balance sheet into U.S. dollars are included in a separate component of equity. An exchange realignment arises as a result of the movement of the exchange rate for the functional currency compared with U.S. dollars of each subsidiary and the carrying amount of property, plant and equipment in the consolidated balance sheet reported in U.S. dollars incorporates such exchange realignment. In 2010, the Company recorded depreciation expense amounting to $6,857, a net increase in accumulated depreciation based on exchange realignment of $15,772 and disposal of property, plant and equipment with accumulated depreciation amounting to $1,188 up to the date of disposal of each item. Accordingly, the increase in accumulated depreciation during 2010 was $21,441, as reported on page F-4.
Purchases of property, plant and equipment amounted to $3,653 in 2010. The Company had a net increase of $19,281 due to exchange realignment and disposed of property, plant and equipment initially acquired for $1,232. In total, gross property, plant and equipment increased by $21,702, as reported on page F-4.
With regard to our future filings, we note that material non-cash investments and financing activities are required disclosures.
On behalf of the Company, I acknowledge that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare a filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Terence O’Brien
Division of Corporation Finance
U.S. Securities and Exchange Commission
October 26, 2011

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention to this matter.
Please do not hesitate to contact us if you have any further questions with regard to this matter.
Sincerely yours,

Frank Tseng
Chief Financial Officer
Asia Pacific Wire & Cable Corporation Limited

cc:	Mr. Alfred Pavot, Division of Corporate Finance, U.S. Securities and Exchange Commission Michael J. Hagan, Esq.

Annex A DSO Data
1: Page 55 differs from page 48
2: To provide the calculation

DSO	2010	2009
Page 48	95.8	99.6	used Net AR to calculate
Page 55	102	109	used Gross AR to calculate
Calculation:

Days sales outstanding is calculated as:	Average net accounts receivable	x	365 days

Total credit sales (total sales)

	2010	2009	+/-%		2009	2008	+/-%
Gross accounts receivable	151,340	110,543	40,797	37%	110,543	105,545	4,998	5%
Provision for doubtful accounts	(6,886)	(8,694)	1,808		(8,694)	(9,644)	950

Net accounts receivable	144,454	101,849	42,605		101,849	95,901	5,948

	2010	2009	+/-%		2009	2008	+/-%
Net sales	469,330	362,231	107,099	30%	362,231	500,798	(138,567)	-28%

Average net accounts receivable	123,152	98,875	24,277	25%
Average gross accounts receivable	130,942	108,044	22,898	21%
(opening + closing)/2

DSO (based on net AR — page 48)	95.8	99.6
DSO (based on gross AR — page 55)	102	109

Days Sales Outstanding — DSO
Days sales outstanding is calculated as: